Exhibit 12.1

Albertsons Companies, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratio)
(unaudited)

	Fiscal 2017	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013
Earnings:
Pre-tax (loss) income	$(917.5)	$(463.6)	$(541.8)	$(1,378.6)	$1,140.5
Income from unconsolidated affiliates (1)	13.3	17.5	14.4	1.1	—
(Loss) income before tax and unconsolidated affiliate	(930.8)	(481.1)	(556.2)	(1,379.7)	1,140.5
Plus: fixed charges
Interest expense, net (2)	874.8	1,003.8	950.5	633.2	390.1
Capitalized interest	6.4	7.8	2.1	0.5	0.1
Portion of rent expense deemed to be interest	281.2	268.5	260.4	125.3	101.4
Interest income	6.8	3.9	7.4	1.4	1.6
Charges related to guarantee obligations	—	1.6	30.6	—	—
Total fixed charges	1,169.2	1,285.6	1,251.0	760.4	493.2
Less: capitalized interest	(6.4)	(7.8)	(2.1)	(0.5)	(0.1)
Earnings:	$232.0	$796.7	$692.7	$(619.8)	$1,633.6
Fixed Charges:	$1,169.2	$1,285.6	$1,251.0	$760.4	$493.2
Ratio of earnings to fixed charges (3)	—	—	—	—	3.3
(1) Represents earnings related to the Company’s investments in unconsolidated affiliates.
(2) Interest expense, net does not include interest relating to liabilities for uncertain tax positions, which the Company records as a component of income tax expense.
(3) Due to the Company’s losses during fiscal 2017, fiscal 2016, fiscal 2015 and fiscal 2014, the ratio coverage was less than 1:1 in each of those periods. The Company would have needed to generate additional earnings of $937.2 million, $488.9 million, $558.3 million and $1,380.2 million during fiscal 2017, fiscal 2016, fiscal 2015 and fiscal 2014, respectively, in order to achieve a coverage ratio of 1:1 during those periods.